FINANCIAL SUMMARY

FY2023

(April 1, 2022 through March 31, 2023)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2023 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

May 10, 2023

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Akio Toyoda, Chairman of the Board of Directors
Contact person	:	Hideaki Hayashi, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 14, 2023
Payment date of cash dividends	:	May 26, 2023
Filing date of financial statements	:	June 22, 2023
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2023 (April 1,2022 through March 31, 2023)

(1)	Consolidated financial results

	(% of change from previous year)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2023	37,154,298	18.4	2,725,025	-9.0	3,668,733	-8.1	2,492,967	-13.3	2,451,318	-14.0	3,320,681	-17.3
FY2022	31,379,507	15.3	2,995,697	36.3	3,990,532	36.1	2,874,614	25.9	2,850,110	26.9	4,017,742	21.9

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to sales revenues
	Yen	Yen	%	%	%
FY2023	179.47	—	9.0	5.2	7.3
FY2022	205.23	205.23	11.5	6.1	9.5

(Reference) Share of profit (loss) of investments accounted for using the equity method FY2023 643,063 million yen, FY2022 560,346 million yen

(Note)

On October 1, 2021, Toyota Motor Corporation (“TMC”) effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Earnings per share attributable to Toyota Motor Corporation (Basic)” and “Earnings per share attributable to Toyota Motor Corporation (Diluted)” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

“Earnings per share attributable to Toyota Motor Corporation (Diluted)” is not disclosed for FY2023, because there were no potential shares during that period as the acquisition of all outstanding First Series Model AA Class Shares took place on April 2, 2021, and the cancellation of all First Series Model AA Class Shares was completed on April 3, 2021.

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2023	74,303,180	29,264,213	28,338,706	38.1	2,089.08
FY2022	67,688,771	27,154,820	26,245,969	38.8	1,904.88

(Note)

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Toyota Motor Corporation shareholders’ equity per share” is calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2023	2,955,076	(1,598,890)	(56,180)	7,516,966
FY2022	3,722,615	(577,496)	(2,466,516)	6,113,655

2.	Cash Dividends

	Annual cash dividends per common share					Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
FY2022	—	120.00	—	28.00	—	718,211	25.3	2.9
FY2023	—	25.00	—	35.00	60.00	816,968	33.4	3.0
FY2024 (forecast)	—	—	—	—	—		—

(Note)

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. The dividend for the second quarter of the fiscal year 2022 presents the amount prior to the stock split. Annual cash dividends per common share for the fiscal year ended March 31, 2022 is not stated because the amounts cannot be simply combined due to the implementation of the stock split. Annual cash dividends per common share is ¥260 when calculated based on the assumption of no stock split, and ¥52 when calculated with the stock split taken into account.

3.	Forecast of Consolidated Results for FY2024 (April 1, 2023 through March 31, 2024)

	(% of change from FY2023)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	38,000,000	2.3	3,000,000	10.1	3,690,000	0.6	2,580,000	5.2	190.19

Notes

(1)	Changes in significant subsidiaries during FY2023

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock) :
FY2023 16,314,987,460 shares, FY2022 16,314,987,460 shares

(ii)	Number of treasury stock at the end of each fiscal year:
FY2023 2,749,807,731 shares, FY2022 2,536,685,916 shares

(iii)	Average number of shares issued and outstanding in each fiscal year:
FY2023 13,658,381,747 shares, FY2022 13,887,347,864 shares

(Note)

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Number of shares issued and outstanding (common stock)” is calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

(Reference) Overview of the Unconsolidated Financial Results

FY2023 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

English translation from the original Japanese-language document

1.	Unconsolidated Results for FY2023 (April 1, 2022 through March 31, 2023)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2023	14,076,956	11.7	1,670,484	47.9	3,520,848	62.1	2,936,379	73.3
FY2022	12,607,858	7.2	1,129,689	61.5	2,171,530	15.1	1,693,947	3.4

	Net income per common share – Basic	Net income per common share – Diluted
	Yen	Yen
FY2023	214.99	—
FY2022	121.98	121.97

(Note)

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Net income per common share (Basic)” and “Net income per common share (Diluted)” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

“Net income per common share (Diluted)” is not disclosed for FY2023, because there were no potential shares during that period as the acquisition of all outstanding First Series Model AA Class Shares took place on April 2, 2021, and the cancellation of all First Series Model AA Class Shares was completed on April 3, 2021.

(2)	Unconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per common share
	Million yen	Million yen	%	Yen
FY2023	23,230,320	16,493,041	71.0	1,215.84
FY2022	20,991,040	14,607,272	69.6	1,060.16

(Reference)  Equity at the end of FY2023: 16,493,041 million yen, Equity at the end of FY2022: 14,607,272 million yen

(Note)

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Net assets per common share” is calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

These consolidated financial results are not subject to certified public accountant’s or audit firm’s audit.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. With regard to Toyota’s decisions and assumptions for the forecast, please refer to “ Financial Results and Position 3. Forecast of Consolidated Financial Results for FY2024” on page 5 of the materials accompanying this report. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; and (xv) the impact of climate change and the transition towards a low-carbon economy.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TMC has decided to end vehicle production at Toyota’s Saint Petersburg plant in Russia, and the financial effect of 99,569 million yen has been recorded as costs and expenses in the consolidated financial results for the FY2023.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

Supplemental Material for Financial Results for FY 2023

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

Financial Results and Position

1. Consolidated Financial Results for FY2023

Financial Results

Toyota group has continued to work on the “making ever-better cars” initiative to exceed the expectations of our customers. In order to promote product-based management, we have implemented the Toyota New Global Architecture (TNGA) platform, which realizes high performance in the basic car parts related to driving, turning, and braking, the “company system,” which enables us to think with passion and responsibility for any type of car, and the “regional system,” which responds to the market characteristics and customer needs in each region. There resulted in a balanced business structure offering a full lineup globally. Through these efforts, we have been able to speedily develop and deploy vehicles launched in the fiscal year under review by utilizing the TNGA platform. In addition, we are leveraging the long-selling brand power of the “Crown” and “GR Corolla” to build a lineup that meets the needs of the times.

Under these conditions, consolidated vehicle unit sales in Japan and overseas increased by 591 thousand units, or 7.2%, to 8,822 thousand units in FY2023 compared with FY2022. Vehicle unit sales in Japan increased by 145 thousand units, or 7.5%, to 2,069 thousand units in FY2023 compared with FY2022. Overseas vehicle unit sales increased by 446 thousand units, or 7.1%, to 6,753 thousand units in FY2023 compared with FY2022.

The results of operations for FY2023 were as follows:

Sales revenues	37,154.2 billion yen	(an increase of 5,774.7 billion yen or 18.4% compared with FY2022)
Operating income	2,725.0 billion yen	(a decrease of 270.6 billion yen or 9.0% compared with FY2022)
Income before income taxes	3,668.7 billion yen	(a decrease of 321.7 billion yen or 8.1% compared with FY2022)
Net income attributable to Toyota Motor Corporation	2,451.3 billion yen	(a decrease of 398.7 billion yen or 14.0% compared with FY2022)

The changes in operating income were as follows:

Marketing efforts	an increase of 680.0 billion yen
Effects of changes in exchange rates	an increase of 1,280.0 billion yen
Cost reduction efforts	a decrease of 1,290.0 billion yen
Increase or decrease in expenses and expense reduction efforts	a decrease of 525.0 billion yen
Other	a decrease of 415.6 billion yen

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

Segment Operating Results

(1) Automotive:

Sales revenues for the automotive operations increased by 5,214.2 billion yen, or 18.2%, to 33,820.0 billion yen in FY2023 compared with FY2022. However, operating income decreased by 103.6 billion yen, or 4.5%, to 2,180.6 billion yen in FY2023 compared with FY2022. The decrease in operating income was mainly due to the unfavorable impact of soaring materials prices.

(2) Financial services:

Sales revenues for the financial services operations increased by 485.6 billion yen, or 20.9%, to 2,809.6 billion yen in FY2023 compared with FY2022. However, operating income decreased by 219.4 billion yen, or 33.4%, to 437.5 billion yen in FY2023 compared with FY2022. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries in the United States.

(3) All other:

Sales revenues for all other businesses increased by 95.0 billion yen, or 8.4%, to 1,224.9 billion yen in FY2023 compared with FY2022, and operating income increased by 61.1 billion yen, or 144.6%, to 103.4 billion yen in FY2023 compared with FY2022.

Geographic Information

(1) Japan:

Sales revenues in Japan increased by 1,591.7 billion yen, or 10.0%, to 17,583.1 billion yen in FY2023 compared with FY2022, and operating income increased by 478.0 billion yen, or 33.6%, to 1,901.4 billion yen in FY2023 compared with FY2022. The increase in operating income was mainly due to the effects of changes in exchange rates.

(2) North America:

Sales revenues in North America increased by 2,677.4 billion yen, or 24.0%, to 13,843.9 billion yen in FY2023 compared with FY2022. However, operating income decreased by 640.5 billion yen to an operating loss of 74.7 billion yen in FY2023 compared with FY2022. The decrease in operating income was mainly due to the unfavorable impact of soaring materials prices, as well as the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries in the United States.

(3) Europe:

Sales revenues in Europe increased by 405.8 billion yen, or 10.5%, to 4,273.7 billion yen in FY2023 compared with FY2022. However, operating income decreased by 105.5 billion yen, or 64.7%, to 57.4 billion yen in FY2023 compared with FY2022. The decrease in operating income was mainly due to the effect of recording a loss from terminating vehicle production in Russia. The total loss from terminating vehicle production in Russia was 99.5 billion yen, 89.8 billion yen of which was related to Europe.

(4) Asia:

Sales revenues in Asia increased by 1,514.3 billion yen, or 23.2%, to 8,044.9 billion yen in FY2023 compared with FY2022, and operating income increased by 42.1 billion yen, or 6.3%, to 714.4 billion yen in FY2023 compared with FY2022. The increase in operating income was mainly due to the effects of changes in exchange rates, as well as increases in both production volume and vehicle unit sales.

(5) Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by 544.0 billion yen, or 18.6%, to 3,472.1 billion yen in FY2023 compared with FY2022. However, operating income decreased by 6.8 billion yen, or 2.9%, to 231.3 billion yen in FY2023 compared with FY2022. The decrease in operating income was mainly due to the unfavorable impact of soaring materials prices.

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

2. Consolidated Financial Position for FY2023

Cash and cash equivalents increased by 1,403.3 billion yen, or 23.0%, to 7,516.9 billion yen at the end of FY2023 compared with the end of FY2022.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 2,955.0 billion yen in FY2023. Net cash provided by operating activities decreased by 767.5 billion yen from 3,722.6 billion yen in FY2022.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 1,598.8 billion yen in FY2023. Net cash used in investing activities decreased by 1,021.3 billion yen from 577.4 billion yen in FY2022.

Cash flows from financing activities

Net cash flows from financing activities resulted in a decrease in cash by 56.1 billion yen in FY2023. Net cash used in financing activities increased by 2,410.3 billion yen from 2,466.5 billion yen in FY2022.

The consolidated cash flows by segment for FY2023 are as follows:

Non-financial services

Net cash provided by operating activities was 3,682.2 billion yen, net cash used in investing activities was 1,196.8 billion yen and net cash used in financing activities was 1,238.1 billion yen.

Financial services

Net cash used in operating activities was 735.6 billion yen, net cash used in investing activities was 403.8 billion yen and net cash provided by financing activities was 1,192.3 billion yen.

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

3. Forecast of Consolidated Financial Results for FY2024

Toyota, with its full lineup and profitable HEVs and PHEVs, along with its diverse options of BEVs that it will be strengthening, will make sure to meet a wide range of global demand and is committed to further growth. For growth in emerging markets, profitable HEVs will be used as a source of income, and with a value chain of approximately 10 million units sold, we will also take part in a wide range of business opportunities. In addition, we will achieve cost reductions and Kaizen by leveraging the strengths of the Toyota Production System (TPS), and thereby enhance our future investment capacity for the expansion of growth in BEVs and mobility areas, and establish a strong business foundation whereby carbon neutrality and growth can both be achieved.

Under these circumstances, the current forecast of consolidated financial results for the fiscal year ending March 31, 2024 is set forth below. This forecast assumes average exchange rates through the fiscal year of 125 yen per US$1 and 135 yen per 1 euro.

Forecast of consolidated results for FY2024

Sales revenues	38,000.0 billion yen	(an increase of 2.3% compared with FY2023)
Operating income	3,000.0 billion yen	(an increase of 10.1% compared with FY2023)
Income before income taxes	3,690.0 billion yen	(an increase of 0.6% compared with FY2023)
Net income attributable to Toyota Motor Corporation	2,580.0 billion yen	(an increase of 5.3% compared with FY2023)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; and (xv) the impact of climate change and the transition towards a low-carbon economy.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

Basic Concept Regarding the Selection of Accounting Standards

Toyota has adopted IFRS for its consolidated financial statements in order to improve the international comparability of its financial information in the capital markets, among other reasons, beginning with the first quarter of the fiscal year ended March 31, 2021.

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

Unaudited Consolidated Financial Statements

1. Unaudited Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2022	March 31, 2023
Assets
Current assets
Cash and cash equivalents	6,113,655	7,516,966
Trade accounts and other receivables	3,142,832	3,586,130
Receivables related to financial services	7,181,327	8,279,806
Other financial assets	2,507,248	1,715,675
Inventories	3,821,356	4,255,614
Income tax receivable	163,925	218,704
Other current assets	791,947	886,885

Total current assets	23,722,290	26,459,781

Non-current assets
Investments accounted for using the equity method	4,837,895	5,227,345
Receivables related to financial services	14,583,130	16,491,045
Other financial assets	9,517,267	10,556,431
Property, plant and equipment
Land	1,361,791	1,426,370
Buildings	5,284,620	5,464,811
Machinery and equipment	13,982,362	14,796,619
Vehicles and equipment on operating leases	6,781,229	6,774,427
Construction in progress	565,528	846,866

Total property, plant and equipment, at cost	27,975,530	29,309,093

Less - Accumulated depreciation and impairment losses	(15,648,890)	(16,675,119)

Total property, plant and equipment, net	12,326,640	12,633,974

Right of use assets	448,412	491,368
Intangible assets	1,191,966	1,249,122
Deferred tax assets	342,202	387,427
Other non-current assets	718,968	806,687

Total non-current assets	43,966,482	47,843,399

Total assets	67,688,771	74,303,180

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

	Yen in millions
	March 31, 2022	March 31, 2023
Liabilities
Current liabilities
Trade accounts and other payables	4,292,092	4,986,309
Short-term and current portion of long-term debt	11,187,839	12,305,639
Accrued expenses	1,520,446	1,552,345
Other financial liabilities	1,046,050	1,392,397
Income taxes payable	826,815	404,606
Liabilities for quality assurance	1,555,711	1,686,357
Other current liabilities	1,413,208	1,632,063

Total current liabilities	21,842,161	23,959,715

Non-current liabilities
Long-term debt	15,308,519	17,074,634
Other financial liabilities	461,583	533,710
Retirement benefit liabilities	1,022,749	1,065,508
Deferred tax liabilities	1,354,794	1,802,346
Other non-current liabilities	544,145	603,052

Total non-current liabilities	18,691,790	21,079,251

Total liabilities	40,533,951	45,038,967

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	498,575	498,728
Retained earnings	26,453,126	28,343,296
Other components of equity	2,203,254	2,836,195
Treasury stock	(3,306,037)	(3,736,562)

Total Toyota Motor Corporation shareholders’ equity	26,245,969	28,338,706

Non-controlling interests	908,851	925,507

Total shareholders’ equity	27,154,820	29,264,213

Total liabilities and shareholders’ equity	67,688,771	74,303,180

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

2. Unaudited Consolidated Statement of Income and Unaudited Consolidated Statement of Comprehensive Income

Unaudited Consolidated Statement of Income

	Yen in millions
	For the year ended March 31, 2022	For the year ended March 31, 2023
Sales revenues
Sales of products	29,073,428	34,367,619
Financial services	2,306,079	2,786,679

Total sales revenues	31,379,507	37,154,298

Costs and expenses
Cost of products sold	24,250,784	29,128,561
Cost of financial services	1,157,050	1,712,721
Selling, general and administrative	2,975,977	3,587,990

Total costs and expenses	28,383,811	34,429,273

Operating income	2,995,697	2,725,025

Share of profit (loss) of investments accounted for using the equity method	560,346	643,063
Other finance income	334,760	379,350
Other finance costs	(43,997)	(125,113)
Foreign exchange gain (loss), net	216,187	124,516
Other income (loss), net	(72,461)	(78,109)

Income before income taxes	3,990,532	3,668,733

Income tax expense	1,115,918	1,175,765

Net income	2,874,614	2,492,967

Net income attributable to
Toyota Motor Corporation	2,850,110	2,451,318
Non-controlling interests	24,504	41,650

Net income	2,874,614	2,492,967

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	205.23	179.47

Diluted	205.23	—

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

Unaudited Consolidated Statement of Comprehensive Income

	Yen in millions
	For the year ended March 31, 2022	For the year ended March 31, 2023
Net income	2,874,614	2,492,967
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(49,242)	99,223
Remeasurements of defined benefit plans	136,250	65,153
Share of other comprehensive income of equity method investees	113,641	(77,148)

Total of items that will not be reclassified to profit (loss)	200,648	87,228

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	902,844	676,042
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(154,174)	(115,738)
Share of other comprehensive income of equity method investees	193,811	180,181

Total of items that may be reclassified subsequently to profit (loss)	942,480	740,485

Total other comprehensive income, net of tax	1,143,129	827,713

Comprehensive income	4,017,742	3,320,681

Comprehensive income for the period attributable to
Toyota Motor Corporation	3,954,350	3,251,090
Non-controlling interests	63,392	69,591

Comprehensive income	4,017,742	3,320,681

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

3. Unaudited Consolidated Statement of Changes in Equity

For the year ended March 31, 2022

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2021	397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income	—	—	2,850,110	—	—	2,850,110	24,504	2,874,614
Other comprehensive income, net of tax	—	—	—	1,104,240	—	1,104,240	38,889	1,143,129

Total comprehensive income	—	—	2,850,110	1,104,240	—	3,954,350	63,392	4,017,742

Transactions with owners and other
Dividends paid	—	—	(709,872)	—	—	(709,872)	(51,723)	(761,595)
Repurchase of treasury stock	—	—	—	—	(404,718)	(404,718)	—	(404,718)
Reissuance of treasury stock	—	227	—	—	362	588	—	588
Equity transactions and other	—	1,074	—	—	—	1,074	13,400	14,473

Total transactions with owners and other	—	1,300	(709,872)	—	(404,357)	(1,112,928)	(38,323)	(1,151,252)

Reclassification to retained earnings	—	—	208,712	(208,712)	—	—	—	—

Balances at March 31, 2022	397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

For the year ended March 31, 2023
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2022	397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income	—	—	2,451,318	—	—	2,451,318	41,650	2,492,967
Other comprehensive income, net of tax	—	—	—	799,772	—	799,772	27,941	827,713

Total comprehensive income	—	—	2,451,318	799,772	—	3,251,090	69,591	3,320,681

Transactions with owners and other
Dividends paid	—	—	(727,980)	—	—	(727,980)	(84,986)	(812,966)
Repurchase of treasury stock	—	—	—	—	(431,099)	(431,099)	—	(431,099)
Reissuance of treasury stock	—	334	—	—	573	907	—	907
Equity transactions and other	—	(181)	—	—	—	(181)	32,052	31,871

Total transactions with owners and other	—	152	(727,980)	—	(430,526)	(1,158,353)	(52,934)	(1,211,287)

Reclassification to retained earnings	—	—	166,831	(166,831)	—	—	—	—

Balances at March 31, 2023	397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

4. Unaudited Consolidated Statement of Cash Flows

	Yen in millions
	For the year ended March 31, 2022	For the year ended March 31, 2023
Cash flows from operating activities
Net income	2,874,614	2,492,967
Depreciation and amortization	1,821,880	2,039,904
Interest income and interest costs related to financial services, net	(354,102)	(694,331)
Share of profit (loss) of investments accounted for using the equity method	(560,346)	(643,063)
Income tax expense	1,115,918	1,175,765
Changes in operating assets and liabilities, and other	(1,130,667)	(1,502,482)
(Increase) decrease in trade accounts and other receivables	118,652	(532,432)
(Increase) decrease in receivables related to financial services	(1,213,234)	(1,760,288)
(Increase) decrease in inventories	(725,285)	(350,550)
(Increase) decrease in other current assets	71,314	(61,538)
Increase (decrease) in trade accounts and other payables	152,399	712,400
Increase (decrease) in other current liabilities	410,546	545,666
Increase (decrease) in retirement benefit liabilities	60,419	21,213
Other, net	(5,478)	(76,953)
Interest received	835,739	1,516,404
Dividends received	347,387	460,351
Interest paid	(418,043)	(593,216)
Income taxes paid, net of refunds	(809,763)	(1,297,224)

Net cash provided by (used in) operating activities	3,722,615	2,955,076

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,197,266)	(1,450,196)
Additions to equipment leased to others	(2,286,893)	(1,907,356)
Proceeds from sales of fixed assets excluding equipment leased to others	37,749	56,436
Proceeds from sales of equipment leased to others	1,542,132	1,659,161
Additions to intangible assets	(346,085)	(348,280)
Additions to public and corporate bonds and stocks	(2,427,911)	(1,150,214)
Proceeds from sales of public and corporate bonds and stocks	282,521	393,982
Proceeds upon maturity of public and corporate bonds	1,920,116	939,747
Other, net	1,898,143	207,829

Net cash provided by (used in) investing activities	(577,496)	(1,598,890)

Cash flows from financing activities
Increase (decrease) in short-term debt	(579,216)	239,689
Proceeds from long-term debt	8,122,678	9,276,918
Payments of long-term debt	(8,843,665)	(8,353,033)
Dividends paid to Toyota Motor Corporation common shareholders	(709,872)	(727,980)
Dividends paid to non-controlling interests	(51,723)	(84,986)
Reissuance (repurchase) of treasury stock	(404,718)	(431,099)
Other, net	—	24,310

Net cash provided by (used in) financing activities	(2,466,516)	(56,180)

Effect of exchange rate changes on cash and cash equivalents	334,195	103,305

Net increase (decrease) in cash and cash equivalents	1,012,798	1,403,311

Cash and cash equivalents at beginning of year	5,100,857	6,113,655

Cash and cash equivalents at end of year	6,113,655	7,516,966

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

5. Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

6. Segment Information

(1) Segment Information

As of and for the year ended March 31, 2022

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	28,531,993	2,306,079	541,436	—	31,379,507
Inter-segment revenues and transfers	73,745	17,947	588,441	(680,133)	—

Total	28,605,738	2,324,026	1,129,876	(680,133)	31,379,507
Operating expenses	26,321,448	1,667,025	1,087,575	(692,237)	28,383,811

Operating income	2,284,290	657,001	42,302	12,104	2,995,697

Total assets	24,341,737	31,681,472	3,091,011	8,574,551	67,688,771
Investments accounted for using the equity method	4,354,085	79,414	258,750	145,646	4,837,895
Depreciation and amortization	1,026,834	761,801	33,245	—	1,821,880
Capital expenditures	1,422,429	2,156,339	51,200	(18,381)	3,611,587

As of and for the year ended March 31, 2023

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	33,776,870	2,786,679	590,749	—	37,154,298
Inter-segment revenues and transfers	43,131	22,968	634,194	(700,293)	—

Total	33,820,000	2,809,647	1,224,943	(700,293)	37,154,298
Operating expenses	31,639,363	2,372,131	1,121,492	(703,713)	34,429,273

Operating income	2,180,637	437,516	103,451	3,420	2,725,025

Total assets	26,321,858	35,525,441	2,946,994	9,508,887	74,303,180
Investments accounted for using the equity method	4,717,231	92,903	272,752	144,460	5,227,345
Depreciation and amortization	1,205,687	799,156	35,062	—	2,039,904
Capital expenditures	1,688,114	1,786,373	38,748	(17,015)	3,496,219

Note:

Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2022 and March 31, 2023 are 10,020,460 million yen and 11,101,175 million yen, respectively.

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

(2) Consolidated Financial Statements on Non-Financial Services Businesses and Financial Services Business

Consolidated Statement of Financial Position on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	March 31, 2022	March 31, 2023
Assets
(Non-Financial Services Businesses)
Current assets
Cash and cash equivalents	4,299,522	5,548,398
Trade accounts and other receivable	3,184,782	3,594,057
Other financial assets	2,028,649	849,779
Inventories	3,821,356	4,255,614
Other current assets	746,134	749,078

Total current assets	14,080,444	14,996,926

Non-current assets
Property, plant and equipment	7,302,017	7,729,000
Other	15,769,015	17,337,727

Total non-current assets	23,071,032	25,066,727

Total assets	37,151,476	40,063,653

(Financial Services Business)
Current assets
Cash and cash equivalents	1,814,133	1,968,568
Trade accounts and other receivable	206,588	286,960
Receivables related to financial services	7,181,327	8,279,806
Other financial assets	1,058,620	1,680,242
Other current assets	221,738	362,660

Total current assets	10,482,407	12,578,237

Non-current assets
Receivables related to financial services	14,583,130	16,491,045
Property, plant and equipment	5,024,625	4,904,975
Other	1,591,311	1,551,183

Total non-current assets	21,199,065	22,947,204

Total assets	31,681,472	35,525,441

(Elimination)
Elimination of assets	(1,144,177)	(1,285,914)
(Consolidated)

Total assets	67,688,771	74,303,180

Note: Assets in non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

	Yen in millions
	March 31, 2022	March 31, 2023
Liabilities
(Non-Financial Services Businesses)
Current liabilities
Trade accounts and other payables	4,023,857	4,689,034
Short-term and current portion of long-term debt	1,041,557	1,170,114
Accrued expenses	1,421,194	1,446,697
Income taxes payable	695,888	361,000
Other current liabilities	2,778,172	3,266,095

Total current liabilities	9,960,668	10,932,939

Non-current liabilities
Long-term debt	1,538,884	1,553,622
Retirement benefit liabilities	1,004,558	1,047,430
Other non-current liabilities	1,830,146	1,867,028

Total non-current liabilities	4,373,588	4,468,080

Total liabilities	14,334,256	15,401,019

(Financial Services Business)
Current liabilities
Trade accounts and other payables	477,550	547,511
Short-term and current portion of long-term debt	10,576,910	11,583,602
Accrued expenses	124,088	128,994
Income taxes payable	130,927	43,607
Other current liabilities	1,414,606	1,841,562

Total current liabilities	12,724,080	14,145,275

Non-current liabilities
Long-term debt	13,882,650	15,627,943
Retirement benefit liabilities	18,190	18,078
Other non-current liabilities	722,257	1,135,862

Total non-current liabilities	14,623,097	16,781,883

Total liabilities	27,347,177	30,927,158

(Elimination)
Elimination of liabilities	(1,147,482)	(1,289,211)
(Consolidated)

Total liabilities	40,533,951	45,038,967

Shareholders’ equity

(Consolidated) Total Toyota Motor Corporation shareholders’ equity	26,245,969	28,338,706

(Consolidated) Non-controlling interests	908,851	925,507

(Consolidated) Total shareholders’ equity	27,154,820	29,264,213

(Consolidated) Total liabilities and shareholders’ equity	67,688,771	74,303,180

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

Consolidated Statement of Income on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2022	For the year ended March 31, 2023
(Non-Financial Services Businesses)
Sales revenues	29,104,564	34,409,011
Cost of revenues	24,250,860	29,132,715
Selling, general and administrative	2,518,182	2,990,316

Operating income	2,335,522	2,285,980

Other income (loss), net	998,001	943,777

Income before income taxes	3,333,522	3,229,757

Income tax expense	944,594	1,040,864

Net income	2,388,928	2,188,893

Net income attributable to
Toyota Motor Corporation	2,369,399	2,152,509
Non-controlling interests	19,529	36,384

(Financial Services Business)
Sales revenues	2,324,026	2,809,647
Cost of revenues	1,178,509	1,741,117
Selling, general and administrative	488,517	631,014

Operating income	657,001	437,516

Other income (loss), net	16	(5,013)

Income before income taxes	657,017	432,503

Income tax expense	171,327	134,903

Net income	485,690	297,600

Net income attributable to
Toyota Motor Corporation	480,716	292,334
Non-controlling interests	4,974	5,266

(Elimination)
Elimination of net income	(4)	6,475
(Consolidated)

Net income	2,874,614	2,492,967

Net income attributable to
Toyota Motor Corporation	2,850,110	2,451,318
Non-controlling interests	24,504	41,650

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

Consolidated Statement of Cash Flows on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2022	For the year ended March 31, 2023
(Non-Financial Services Businesses)
Cash flows from operating activities
Net income	2,388,928	2,188,893
Depreciation and amortization	1,060,079	1,240,749
Share of profit (loss) of investments accounted for using the equity method	(552,515)	(633,324)
Income tax expense	944,594	1,040,864
Changes in operating assets and liabilities, and other	(572,082)	463,871
Interest received	100,118	234,945
Dividends received	342,646	454,752
Interest paid	(40,780)	(28,206)
Income taxes paid, net of refunds	(544,887)	(1,280,341)

Net cash provided by (used in) operating activities	3,126,101	3,682,203

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,186,900)	(1,439,724)
Additions to equipment leased to others	(151,456)	(147,792)
Proceeds from sales of fixed assets excluding equipment leased to others	36,219	54,572
Proceeds from sales of equipment leased to others	45,183	44,195
Additions to intangible assets	(335,436)	(333,295)
Additions to public and corporate bonds and stocks	(1,904,588)	(503,977)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	1,989,345	892,814
Other, net	1,856,069	236,351

Net cash provided by (used in) investing activities	348,436	(1,196,856)

Cash flows from financing activities
Increase (decrease) in short-term debt	(164,899)	142,688
Proceeds from long-term debt	513,371	474,535
Payments of long-term debt	(1,818,653)	(637,982)
Dividends paid to Toyota Motor Corporation common shareholders	(709,872)	(727,980)
Dividends paid to non-controlling interests	(49,629)	(79,782)
Reissuance (repurchase) of treasury stock	(404,718)	(431,099)
Other, net	—	21,458

Net cash provided by (used in) financing activities	(2,634,401)	(1,238,161)

Effect of exchange rate changes on cash and cash equivalents	185,237	1,690

Net increase (decrease) in cash and cash equivalents	1,025,373	1,248,876

Cash and cash equivalents at beginning of year	3,274,149	4,299,522

Cash and cash equivalents at end of year	4,299,522	5,548,398

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

	Yen in millions
	For the year ended March 31, 2022	For the year ended March 31, 2023
(Financial Services Business)
Cash flows from operating activities
Net income	485,690	297,600
Depreciation and amortization	761,801	799,156
Interest income and interest costs related to financial services, net	(360,837)	(703,971)
Share of profit (loss) of investments accounted for using the equity method	(7,831)	(9,739)
Income tax expense	171,327	134,903
Changes in operating assets and liabilities, and other	(623,051)	(1,958,779)
Interest received	742,364	1,291,100
Dividends received	4,740	5,599
Interest paid	(384,006)	(574,650)
Income taxes paid, net of refunds	(264,876)	(16,883)

Net cash provided by (used in) operating activities	525,321	(735,664)

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(10,366)	(10,472)
Additions to equipment leased to others	(2,135,437)	(1,759,564)
Proceeds from sales of fixed assets excluding equipment leased to others	1,530	1,865
Proceeds from sales of equipment leased to others	1,496,949	1,614,965
Additions to intangible assets	(10,650)	(14,985)
Additions to public and corporate bonds and stocks	(523,323)	(646,237)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	213,291	440,915
Other, net	113,635	(30,385)

Net cash provided by (used in) investing activities	(854,370)	(403,898)

Cash flows from financing activities
Increase (decrease) in short-term debt	(488,495)	171,293
Proceeds from long-term debt	7,800,854	8,892,261
Payments of long-term debt	(7,142,750)	(7,868,820)
Dividends paid to non-controlling interests	(2,094)	(5,204)
Other, net	—	2,853

Net cash provided by (used in) financing activities	167,516	1,192,382

Effect of exchange rate changes on cash and cash equivalents	148,958	101,615

Net increase (decrease) in cash and cash equivalents	(12,575)	154,436

Cash and cash equivalents at beginning of year	1,826,707	1,814,133

Cash and cash equivalents at end of year	1,814,133	1,968,568

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	334,195	103,305

Net increase (decrease) in cash and cash equivalents	1,012,798	1,403,311

Cash and cash equivalents at beginning of year	5,100,857	6,113,655

Cash and cash equivalents at end of year	6,113,655	7,516,966

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

(3) Geographic Information

As of and for the year ended March 31, 2022

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	8,214,740	10,897,946	3,692,214	5,778,115	2,796,493	—	31,379,507
Inter-segment revenues and transfers	7,776,696	268,534	175,633	752,452	131,690	(9,105,004)	—

Total	15,991,436	11,166,479	3,867,847	6,530,566	2,928,183	(9,105,004)	31,379,507
Operating expenses	14,567,991	10,600,695	3,704,874	5,858,216	2,690,014	(9,037,980)	28,383,811

Operating income	1,423,445	565,784	162,973	672,350	238,169	(67,024)	2,995,697

Total assets	21,502,155	23,353,812	5,711,271	7,461,812	4,309,248	5,350,474	67,688,771
Non-current assets	5,501,046	6,251,499	891,146	977,235	537,631	—	14,158,559

As of and for the year ended March 31, 2023

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	9,122,282	13,509,027	4,097,537	7,076,922	3,348,530	—	37,154,298
Inter-segment revenues and transfers	8,460,914	334,874	176,198	967,984	123,663	(10,063,633)	—

Total	17,583,196	13,843,901	4,273,735	8,044,906	3,472,193	(10,063,633)	37,154,298
Operating expenses	15,681,733	13,918,637	4,216,276	7,330,455	3,240,832	(9,958,659)	34,429,273

Operating income (loss)	1,901,463	(74,736)	57,460	714,451	231,362	(104,974)	2,725,025

Total assets	23,241,334	26,024,734	6,813,474	7,908,520	4,726,373	5,588,745	74,303,180
Non-current assets	5,658,859	6,255,561	1,042,726	1,031,057	565,377	—	14,553,580

Note: 1.

Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2022 and March 31, 2023 are 10,020,460 million yen and 11,101,175 million yen, respectively.

2.	“Other” consists of Central and South America, Oceania, Africa and the Middle East.
3.	Non-current assets do not include financial instruments, deferred tax assets, net defined benefit assets and rights arising under insurance contracts.

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

7. Earnings Per Share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Earnings per share attributable to Toyota Motor Corporation
For the year ended March 31, 2022
Net income attributable to Toyota Motor Corporation	2,850,110

Basic earnings per share attributable to Toyota Motor Corporation	2,850,110	13,887,348	205.23

Effect of dilutive securities
Model AA Class Shares	23	311

Diluted earnings per share attributable to Toyota Motor Corporation	2,850,132	13,887,659	205.23

For the year ended March 31, 2023
Net income attributable to Toyota Motor Corporation	2,451,318

Basic earnings per share attributable to Toyota Motor Corporation	2,451,318	13,658,382	179.47

Effect of dilutive securities
Model AA Class Shares	—	—

Diluted earnings per share attributable to Toyota Motor Corporation	—	—	—

In addition to the disclosure requirements under IFRS, Toyota discloses the information below in order to provide financial statements users with valuable information.

The following table shows Toyota Motor Corporation shareholders’ equity per share. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equity in the consolidated statement of financial position by common shares issued and outstanding at the end of the year (excluding treasury stock).

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2022	26,245,969	13,778,302	1,904.88
As of March 31, 2023	28,338,706	13,565,180	2,089.08

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders. “Basic earnings per share attributable to Toyota Motor Corporation”, “Diluted earnings per share attributable to Toyota Motor Corporation” and “Toyota Motor Corporation shareholders’ equity per share” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

“Diluted earnings per share attributable to Toyota Motor Corporation” is not disclosed for the year ended March 31, 2023, because there were no potential shares during that period as the acquisition of all outstanding First Series Model AA Class Shares took place on April 2, 2021, and the cancellation of all First Series Model AA Class Shares was completed on April 3, 2021

TOYOTA MOTOR CORPORATION    FY2023 Financial Summary

8. Significant subsequent events

Not applicable.

Supplemental Material for Financial Results for FY2023 (Consolidated)

< IFRS >

	FY2022										FY2023										FY2024
	1Q (2021/4-6)		2Q (2021/7-9)		3Q (2021/10-12)		4Q (2022/1-3)		12 months (‘21/4-‘22/3)		1Q (2022/4-6)		2Q (2022/7-9)		3Q (2022/10-12)		4Q (2023/1-3)		12 months (‘22/4-‘23/3)		Forecast 12 months (‘23/4-‘24/3)
Vehicle Production (thousands of units)	2,180		1,756		2,077		2,145		8,158		1,936		2,179		2,243		2,336		8,694
(Japan) –including Daihatsu & Hino	1,025		826		945		942		3,738		802		934		975		1,078		3,789
[Daihatsu & Hino]	[262	]	[194	]	[257	]	[264	]	[977	]	[208	]	[240	]	[285	]	[269	]	[1,002	]
(Overseas) –including Daihatsu & Hino	1,155		930		1,132		1,203		4,420		1,135		1,245		1,268		1,258		4,905
[Daihatsu & Hino]	[110	]	[121	]	[140	]	[145	]	[515	]	[121	]	[157	]	[164	]	[156	]	[597	]
North America	519		395		403		435		1,752		452		460		415		441		1,768
Europe	199		110		201		197		707		201		183		210		176		771
Asia	324		316		419		440		1,499		372		468		510		508		1,859
Central and South America	83		84		81		87		335		104		105		95		95		398
Africa	29		25		29		45		127		5		28		38		38		109
Vehicle Sales (thousands of units)	2,148		1,946		2,003		2,134		8,230		2,013		2,146		2,331		2,331		8,822		9,600
(Japan) –including Daihatsu & Hino	500		445		482		498		1,924		403		466		532		668		2,069		2,320
[Daihatsu & Hino]	[146	]	[128	]	[133	]	[155	]	[561	]	[126	]	[144	]	[169	]	[182	]	[621	]	[620	]
(Overseas) –including Daihatsu & Hino	1,648		1,501		1,521		1,637		6,306		1,610		1,680		1,799		1,664		6,753		7,280
[Daihatsu & Hino]	[63	]	[63	]	[78	]	[77	]	[280	]	[68	]	[78	]	[92	]	[83	]	[321	]	[280	]
North America	661		621		522		589		2,394		635		610		607		555		2,407		2,660
Europe	281		229		250		257		1,017		248		231		277		273		1,030		1,130
Asia	365		341		413		425		1,543		361		456		476		458		1,751		1,870
Central and South America	105		105		111		111		432		123		128		144		115		509		500
Oceania	74		74		60		75		282		76		67		68		54		265		290
Africa	51		45		58		65		219		36		61		68		61		226		270
Middle East	108		84		106		114		412		130		126		157		145		559		560
Other	2		2		2		2		7		2		2		2		2		7
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,759		2,506		2,522		2,594		10,381		2,544		2,625		2,721		2,669		10,558		11,380

Supplemental 1

Supplemental Material for Financial Results for FY2023 (Consolidated)

< IFRS >

	FY2022					FY2023						FY2024
	1Q (2021/4-6)	2Q (2021/7-9)	3Q (2021/10-12)	4Q (2022/1-3)	12 months (‘21/4-‘22/3)	1Q (2022/4-6)	2Q (2022/7-9)	3Q (2022/10-12)	4Q (2023/1-3)	12 months (‘22/4-‘23/3)		Forecast 12 months (‘23/4-‘24/3)
Foreign Exchange Rates
Yen to US Dollar Rate	110	110	114	116	112	130	138	141	132	135		as premise: 125
Yen to Euro Rate	132	130	130	130	131	138	139	144	142	141		as premise: 135
Number of Employees	372,434	372,286	371,365	372,817	372,817	376,971	377,369	375,396	375,235	375,235	(Note 1)
Sales Revenues (billions of yen)	7,935.5	7,545.7	7,785.7	8,112.4	31,379.5	8,491.1	9,218.2	9,754.6	9,690.2	37,154.2		38,000.0
Geographic Information
Japan	4,096.6	3,695.5	4,096.1	4,102.9	15,991.4	3,899.7	4,290.1	4,582.2	4,811.0	17,583.1
North America	2,875.0	2,804.4	2,593.7	2,893.1	11,166.4	3,349.9	3,523.6	3,588.9	3,381.4	13,843.9
Europe	986.9	900.2	1,000.2	980.3	3,867.8	973.0	939.3	1,155.6	1,205.6	4,273.7
Asia	1,531.9	1,411.3	1,739.6	1,847.5	6,530.5	1,795.6	2,153.3	2,183.9	1,911.9	8,044.9
Other	688.2	704.3	702.2	833.3	2,928.1	828.7	907.5	907.1	828.7	3,472.1
Elimination	-2,243.3	-1,970.3	-2,346.3	-2,544.9	-9,105.0	-2,355.9	-2,595.8	-2,663.2	-2,448.5	-10,063.6
Business Segment
Automotive	7,241.2	6,883.8	7,073.8	7,406.7	28,605.7	7,720.1	8,408.9	8,871.4	8,819.4	33,820.0
Financial Services	578.8	567.6	588.3	589.2	2,324.0	652.1	704.2	741.7	711.5	2,809.6
All Other	241.2	254.3	266.9	367.3	1,129.8	262.3	271.0	312.2	379.2	1,224.9
Elimination	-125.7	-160.1	-143.4	-250.8	-680.1	-143.4	-166.0	-170.6	-220.0	-700.2
Operating Income (billions of yen)	997.4	749.9	784.3	463.8	2,995.6	578.6	562.7	956.6	626.9	2,725.0		3,000.0
(Operating Income Ratio) (%)	(12.6)	(9.9)	(10.1)	(5.7)	(9.5)	(6.8)	(6.1)	(9.8)	(6.5)	(7.3)		(7.9)
Geographic Information
Japan	518.5	290.5	396.5	217.8	1,423.4	336.7	521.1	683.4	360.1	1,901.4
North America	248.8	174.4	129.2	13.1	565.7	14.5	-85.6	-17.9	14.2	-74.7
Europe	30.0	23.6	82.7	26.5	162.9	19.6	-65.5	62.6	40.7	57.4
Asia	166.6	157.7	175.2	172.7	672.3	212.7	178.9	168.7	154.0	714.4
Other	65.3	82.7	51.7	38.2	238.1	45.8	64.0	66.1	55.3	231.3
Elimination	-31.9	20.7	-51.1	-4.7	-67.0	-50.8	-50.1	-6.3	2.3	-104.9
Business Segment
Automotive	780.0	577.6	595.3	331.1	2,284.2	449.2	453.7	818.8	458.8	2,180.6
Financial Services	196.0	168.3	190.6	101.8	657.0	114.5	84.4	125.0	113.5	437.5
All Other	21.6	-0.1	-1.1	21.9	42.3	18.3	20.3	18.4	46.2	103.4
Elimination	-0.3	4.0	-0.5	8.9	12.1	-3.4	4.3	-5.7	8.3	3.4
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	161.4	99.5	154.4	144.8	560.3	171.0	133.5	170.0	168.3	643.0		690.0
Income before Income Taxes (billions of yen)	1,257.2	886.8	1,093.5	752.9	3,990.5	1,021.7	812.5	1,034.9	799.4	3,668.7		3,690.0
(Income before Income Taxes Ratio) (%)	(15.8)	(11.8)	(14.0)	(9.3)	(12.7)	(12.0)	(8.8)	(10.6)	(8.3)	(9.9)		(9.7)
Net Income Attributable toToyota Motor Corporation (billions of yen)	897.8	626.6	791.7	533.8	2,850.1	736.8	434.2	727.9	552.2	2,451.3		2,580.0
(Net Income Ratio) (%)	(11.3)	(8.3)	(10.2)	(6.6)	(9.1)	(8.7)	(4.7)	(7.5)	(5.7)	(6.6)		(6.8)
Dividends
Cash Dividends (billions of yen)	—	332.4	—	385.7	718.2	—	342.1	—	474.7	816.9	(Note 2)
Cash Dividends per Share (yen)	—	120	—	28	—	—	25	—	35	60	(Note 3)
Payout Ratio (%)	—	21.9	—	29.2	25.3	—	29.2	—	37.1	33.4
Value of Shares Repurchased (billions of yen)[actual purchase]	21.5	228.4	66.4	88.1	404.6	121.3	74.2	141.0	94.5	431.0	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	149.9	—	285.6	435.6	—	149.9	—	150.0	299.9	(Note 4) (Note 5)
Number of Outstanding Shares (thousands)	3,262,997	3,262,997	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987

Supplemental 2

Supplemental Material for Financial Results for FY2023 (Consolidated)

< IFRS >

	FY2022					FY2023						FY2024
	1Q (2021/4-6)	2Q (2021/7-9)	3Q (2021/10-12)	4Q (2022/1-3)	12 months (‘21/4-‘22/3)	1Q (2022/4-6)	2Q (2022/7-9)	3Q (2022/10-12)	4Q (2023/1-3)	12 months (‘22/4-‘23/3)		Forecast 12 months (‘23/4-‘24/3)
R&D Expenses (billions of yen)	274.1	276.0	294.8	279.2	1,124.2	302.2	318.4	298.8	322.0	1,241.6		1,240.0	(Note 6)
Depreciation Expenses (billions of yen)	241.7	229.2	261.7	274.5	1,007.2	284.3	289.7	298.1	312.7	1,185.0		1,250.0	(Note 7)
Geographic Information
Japan	116.8	99.2	125.4	121.4	463.0	122.6	126.3	118.0	145.8	512.8
North America	63.9	68.1	73.5	81.0	286.7	87.4	95.3	94.4	89.4	366.6
Europe	18.3	19.3	17.6	20.8	76.2	22.1	20.4	20.9	22.3	85.9
Asia	33.2	32.5	34.2	38.2	138.2	39.9	42.5	56.2	45.2	184.0
Other	9.3	10.0	10.7	12.9	43.0	12.2	5.0	8.4	9.7	35.5
Capital Expenditures (billions of yen)	279.0	358.9	279.6	425.4	1,343.0	274.6	407.4	358.8	564.9	1,605.8		1,860.0	(Note 7)
Geographic Information
Japan	135.7	157.8	149.2	231.8	674.6	128.6	151.6	148.1	275.4	703.8
North America	74.5	151.9	72.2	104.8	403.6	97.9	175.3	120.1	162.7	556.1
Europe	25.2	19.7	17.8	19.0	81.8	10.3	10.3	16.9	24.1	61.7
Asia	36.9	24.4	36.1	51.2	148.7	25.7	65.5	63.4	68.1	222.9
Other	6.5	4.9	4.2	18.4	34.1	11.9	4.5	10.2	34.4	61.2
Total Liquid Assets (billions of yen)	10,318.6	10,270.8	10,193.3	10,517.3	10,517.3	10,532.2	11,004.6	10,278.7	11,313.7	11,313.7	(Note 8)
Total Assets (billions of yen)	61,651.1	61,758.8	63,618.0	67,688.7	67,688.7	71,935.1	74,484.0	71,580.5	74,303.1	74,303.1
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	24,123.0	24,610.4	24,939.5	26,245.9	26,245.9	27,374.8	28,037.2	27,535.8	28,338.7	28,338.7
Return on Equity (%)	15.1	10.3	12.8	8.3	11.5	11.0	6.3	10.5	7.9	9.0
Return on Asset (%)	5.8	4.1	5.1	3.3	4.4	4.2	2.4	4.0	3.0	3.5
Number of Consolidated Subsidiaries (including Structured Entities)					559					569
Number of Associates and Joint Ventures Accounted for Using the Equity Method					169					168

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2023 (billions of yen, approximately)	4Q (2023/1-3)	12 months (‘22/4-‘23/3)
Marketing Efforts	380.0	680.0
Effects of Changes in Exchange Rates	235.0	1,280.0
Cost Reduction Efforts	-350.0	-1,290.0
From Engineering	-370.0	-1,340.0
From Manufacturing and Logistics	20.0	50.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-110.0	-525.0
Other	8.1	-415.6
(Changes in Operating Income)	163.0	-270.6
Non-operating Income	-116.5	-51.1
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	23.5	82.7
Income tax expense, Net Income Attributable to Non-controlling Interests	-28.0	-76.9
(Changes in Net Income Attributable to Toyota Motor Corporation)	18.4	-398.7

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; and (xv) the impact of climate change and the transition towards a low-carbon economy. A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	The dividend for the second quarter of the fiscal year 2022 presents the amount prior to the stock split.
Annual cash dividends per common share for the fiscal year ended March 31, 2022 is not stated because the amounts cannot be simply combined due to the implementation of the stock split.
Annual cash dividends per common share is ¥260 when calculated based on the assumption of no stock split, and ¥52 when calculated with the stock split taken into account.
(Note 4)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 5)

Shareholder return on Net Income for the period (Stated the maximum total purchase price for the repurchase of shares during the repurchase period, or the actual purchase price of shares repurchased after the completion of the repurchase period.)

(Note 6)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 7)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 8)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3